Mail Stop 3233

                                                                     May 4,
2018

Via E-mail
Lawrence M. Cuculic
Senior Vice President, General Counsel and
Corporate Secretary
Best Western International, Inc.
6201 N. 24th Parkway
Phoenix, AZ 85016

       Re:     Best Western International, Inc.
               Draft Registration Statement on Form S-4
               Submitted April 4, 2018
               CIK No. 0001733381

Dear Mr. Cuculic:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

General

1. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

2. Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
 Lawrence M. Cuculic
Best Western International Inc.
May 4, 2018
Page 2


3. Please provide us with your legal analysis explaining the basis for your determination that the membership interests in BW Inc. (NP) are securities under
Section 2(a)(1) of the
        Securities Act, such that Form S-4 is the appropriate registration form for this transaction.
        In the alternative, please explain the basis for your conclusion that the membership interests are not securities and submit any amended filing or submission on Form S-1, with appropriate disclosure regarding the concurrent conversion and related bylaw proposals, as provided in the current submission.

4. In line with the above comment, we note that current applicants for membership may participate in the Conversion and receive Common Stock in BW Inc. so long as they: i)
        enter into a membership agreement and New Franchise Agreement by August 31, 2018
        (subject to extension by the Company); and ii) be conditionally approved for membership by your board of directors and have a property open and activated on the Best Western reservation system by November 30, 2018. To the extent the membership interests may be securities, please provide us with your legal analysis as to whether or not any ongoing communications offering new membership interests, including for purposes of informing any voting decision, constitutes an "offer" as to the membership interests within the meaning of Section 2(a)(3) of the Securities Act, and if so, whether any exemption exists.

5. Your disclosure indicates that a member must submit a ballot on the conversion proposal by June 2018, but need not enter into a new franchise agreement until August 2018 (or later if extended, up until November 30, 2018). Please revise to include appropriate disclosure about the material impact of, and/or risks associated with, this timing, if any.
        For example, to the extent a member paid for its membership interest and votes for the conversion proposal and membership termination bylaw intending to enter into a new franchise agreement, but circumstances change before entering into the new franchise agreement, it appears that the member would forfeit its membership interest for no value.
        We also note that the new franchise agreement appears to impose additional burdens, including a longer term, additional fees, and transfer restrictions.

6. You currently register one class of common stock; however, you will issue such stock in seven series. Our understanding is that all series are identical except with respect to voting on the company's board of directors. In this regard, each series correspond to a different geographic area and each series will separately vote to elect one member to your board of directors to represent the series. Please provide your legal analysis as to whether or not each series should be treated as a separate class of securities, given the distinct voting rights with respect to the company's board of directors.

7. To the extent the number of common stockholders in each series may differ, please revise to address this fact and the impact it will have with respect to board representation.
        Please also revise your discussion regarding composition of the board on pages 62-63 to quantify the current number of Members in each District.
 Lawrence M. Cuculic
Best Western International Inc.
May 4, 2018
Page 3


8. We understand that for a Member to be a Voting Member, eligible to vote on the conversion and related bylaw proposals, such Member must have a current voter registration card on file with the Company. With a view toward disclosure, please tell us if and how Members are made aware of whether their voter registration card is "current."
        If a Member does not have a current voter registration card, please explain how the
        Member may correct this to become a Voting Member.

9. We note on the cover page you indicate by check mark that the Company is an emerging growth company. Please revise your cover page to also indicate by check mark your filing status in accordance with Rule 12b-2 of the Exchange Act.

Cover Page

10. Please revise to disclose the minimum vote required to approve the conversion and related bylaw amendment proposals.

11. Identify the "certain current member" that will be allowed to stand for re-election if the term limit bylaw provision is adopted.

12. You state that the Company may extend the time by which a member must enter into the new franchise agreement "on a case by case basis at the sole discretion of the Company."
        Please disclose what factors the company will consider in determining whether to grant an extension request.

Questions and Answers About the Proposals, page 1

13. Your question and answer section explains the reasons for the conversion and benefits members may receive. Please balance this discussion to highlight any material detriments, or significant rights a member may lose, as a result of the conversion.

14. When discussing why the Company is proposing the Conversion and changing its business model, you note the board's determination that capital investment is necessary to expand your hotels and brands, and that your reserves are equivalent to a few months of expenses. You also discuss capital resource needs on page 45, stating "the Company will need significant capital resources to fund ongoing and future activities" and that
        "following the Conversion the Company will have the flexibility to raise new capital in a number of ways, including increasing its scale with new hotels that have market based franchise fees." Your disclosure on page 3 states that the company has no current plans to issue any additional shares of Common Stock and we understand the Company has no other class of authorized securities. Based on the above, please expand your disclosure to clarify, with more specificity, how the new business model will permit the company to raise additional capital. For example, clarify if you primarily intend to raise new capital
 Lawrence M. Cuculic
Best Western International Inc.
May 4, 2018
Page 4

        through additional fees imposed under the New Franchise Agreement; we note that some additional fees are described on pages 82-83.

15. On page 2, when discussing who is entitled to receive shares of Common Stock in the
        Conversion, you note that the shares will be issued to the owning Member entity that entered into the current membership agreement and subsequently the New Franchise
        Agreement. To the extent the membership interests are securities, it is unclear whether the Member will be the same as the Common Stockholder to whom you will issue stock in the Conversion. To the extent the identity may be different, please provide your analysis as to how this transaction is an exchange offer, in the traditional sense, whereby an entity engages in a tender offer in which securities are issued as consideration, as opposed to a two-step transaction involving an exchange offer and subsequent transfer of common stock.

16. On page 2 you note that owners and licensees of branded hotels outside of North America will not receive shares in the Conversion nor will executive officers of the Company.
        Please clarify if such owners, licensees, and/or executive officers will not receive shares because they are not current Members. In the alternative, please clarify if such persons are Members, and if so, explain to us how this different treatment is appropriate under your governing documents and state law.

17. Please revise the Q&A regarding the limited ability to transfer the Common Stock to highlight that this is a key difference from a Member's current rights as to transferability of the membership interest, as more fully described on page 97.

18. On page 7 you discuss interests of your Directors and executive officers. Please clarify that your Directors are Members, and if your executive officers are Members. To the extent these insiders are Members, please disclose if such persons have indicated an intent to vote in favor of the conversion and related proposals and, if material, the aggregate percentage of vote represented by such Members.

Summary of the Information Statement/Prospectus

Company Overview, page 10

19. We note that you have a pipeline of over 500 hotels entering your brands. Please balance this disclosure to clarify the extent of uncertainty associated with your pipeline and its related potential avenue for growth.

20. Please consider moving the discussion of the company's RevPAR index over the last six years to the Business discussion where you can explain how the metric is determined and provide appropriate context. For example, you define RevPAR index on page ii, however, it is unclear how you determined the relative group of hotels used for purposes of the index. Please also clarify if the company determines this metric, based data
 Lawrence M. Cuculic
Best Western International Inc.
May 4, 2018
Page 5

        obtained from STR, and if so, whether the data was prepared specifically for the issuer or
        BW Inc. (NP). To the extent STR calculates this metric, please so state and file an expert consent or tell us why you believe a consent is not required.

21. We note your disclosure indicating that you received many industry awards, including
        Business Travel News #1 Midprice and #1 Upper Midprice hotels, Top Ranked Guest
        Loyalty Program from US News & World Report, and nine-time Hotel Partner of the
        Year from AAA Travel. Please revise to clarify when you received these awards.

Competitive Strengths, page 12

22. Please provide the basis for your statement that you hold the "leading position" in the broad midscale market.

The Conversion Proposal

Consideration to the Company, page 14

23. Please revise to combine this with your subsequent section entitled "Consideration to our
        Members" to clarify that Members will forfeit their membership interest in BW Inc. (NP)
        in consideration for the common stock to be issued by BW Inc.

Risk Factors, page 18

24. Please revise to include a risk factor that explains the limitation on liability of directors, as outlined on page 95. Please also revise to discuss this provision in the section titled
        "Comparison of Member Rights Before and After the Conversion," beginning on page
        96.

Forward-Looking Statements, page 35

25. It is not clear that the safe harbor protections of the Private Securities Litigation Reform
        Act apply to forward looking statements made in connection with this offering. Please delete reference to the Private Securities Litigation Reform Act or tell us why you believe the safe harbor protections apply. Refer to Section 27A of the Securities Act.

The Conversion Proposal

Background of the Conversion Proposal, page 39

26. Please expand to discuss why the other alternatives considered were rejected to more fully explain why the company is recommending this particular transaction at this time.
 Lawrence M. Cuculic
Best Western International Inc.
May 4, 2018
Page 6

General, page 39

27. Please refer to the tabular comparison of existing rights and how such rights are addressed in your post-Conversion structure on pages 43-44. Please confirm that when you simply refer to a particular document to explain how the existing right is addressed, such as the New Franchise Agreement, the material terms of the right remain the same in such document. If not, please revise or cross-reference to appropriate disclosure explaining the material differences.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics Evaluated by Management, page 49

28. You state that the company subscribes to STR, "which collects and compiles the data used to calculate RevPAR index" and that "STR may calculate ADR and RevPAR differently than the company and its competitors do." Please explain if the company's methodology for calculating RevPAR varies significantly from the methodology used by
        STR. In your response, please explain to us how calculating RevPAR index with differing RevPAR methodologies results in a meaningful business metric.

Principal Factors Affecting Our Results of Operations, page 51

29. You disclose that you primarily derive revenues from "the collection of monthly fees, annual dues, assessments and other fees from our Best Western Members, soft brand hotels and SureStay Franchisees and through self-funding programs such as BWR and Best Western Supply and Design." Please clarify whether any of your international branded hotels pay monthly fees, annual dues, assessments, and other fees, excluding international fees.

Business of the Company, page 72

30. You disclose that Best Western has a presence in over 100 countries and territories worldwide "with over 3,600 total branded hotels (of which over 2,000 branded hotels are in North America) and a pipeline of over 500 hotels entering our brands (of which approximately 300 such hotels are in North America)." Please provide more detail concerning the significant geographic locations of your domestic and international branded hotels, beyond the Global and North America Only categories currently provided on page 77, to the extent material. In addition, to the extent material, please address whether your branded hotels are located near major cities, tourist attractions, airports, etc.

Company Brands, page 76

31. You disclose on page 58 that guests who participate in the Best Western Rewards program earn points that never expire "and can be redeemed for free room nights,
 Lawrence M. Cuculic
Best Western International Inc.
May 4, 2018
Page 7

        merchandise, gift cards, and airline and partner rewards." On page 79 you disclose occupancy and ADR figures for your domestic franchise system. Please explain how your hotel occupancy figures and ADR calculation reflects the impact of complimentary rooms, room cancellations and attrition.

32. You provide occupancy, ADR, RevPAR, and RevPAR Index information for your domestic franchise system; however, you do not provide similar information for your international branded hotels. It appears that your fees for international branded hotels are based on a cost-recovery basis as a rate per room per month and as a percentage of room revenue. Please provide appropriate disclosure, to the extent material, for your international branded hotels.

Franchise Agreements, page 82

33. When discussing the term of the New Franchise Agreement, we understand a franchisee may terminate at certain specified times without payment of liquidated damages. Please confirm such termination would involve no fees, or alternatively, explain the nature of any cancellation or other fee that may apply, beyond the liquidated damage provision.

Description of Capital Stock Following the Conversion

34. Where appropriate, please expand your disclosure to discuss how transfers, redemptions, and retirement of common stock may affect the rights of your classes of shareholders.
        For example, clarify the extent to which the aggregate voting percentage held by
        Members receiving Common Stock in the offering may fall below 55% based on these events, which may be important to the extent the company engages in additional equity financing such as an initial public offering.

Exclusive Forum, page 91

35. Please explain the reasons why management adopted the exclusive forum provision contained in your Amended and Restated Articles of Incorporation.

Comparison of Member Rights Before and After the Conversion, page 96

36. When discussing reporting requirements on page 103, please clarify the extent to which the company will or will not be required to comply with the proxy requirements.

37. Please consider combining the redemption and termination of interest discussions on pages 99 and 103 since it appears such concepts overlap and the comparative information is necessary to fully evaluate the difference in member and shareholder rights.
 Lawrence M. Cuculic
Best Western International Inc.
May 4, 2018
Page 8

The Member Termination Bylaw Proposal, page 114

38. We note that the member termination bylaw provision will allow the company to terminate certain memberships without value. Please revise to clarify if Members paid for, or otherwise provided value in connection with, their membership interest when acquired.

Financial Statements

Notes to Consolidated Financial Statements

(1) Business, Organization, and Summary Of Significant Accounting Policies

(k) Revenue Recognition, page F-8

39. Please revise your disclosure to include your accounting policy for assessments and affiliation fees.

40. Please revise your disclosure to clarify when annual fees are recognized as revenue (e.g.
        at a point in time or ratably over the course of the year.)

Exhibits and Financial Statement Schedules, page II-1

41. Please file a form of your new franchise agreement or tell us the basis for your conclusion that this agreement is not required to be filed.

42. We note that you plan to file all of your exhibits to your registration statement by amendment. Please note that our ability to fully evaluate some of your disclosure is dependent upon our review of certain exhibits, such as your organizational documents governing member and shareholder rights before and after any exchange; accordingly, please submit your exhibits as promptly as possible. We will review the exhibits prior to granting effectiveness of the registration statement and may have further comments after our review.
 Lawrence M. Cuculic
Best Western International Inc.
May 4, 2018
Page 9

       You may contact Jeffrey Lewis, Staff Accountant, at (202) 551-6216 or Robert Telewicz,
Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Joshua Lobert, Staff Attorney, at (202) 551-7150 or me at (202) 551-3215 with any other questions.


                                                          Sincerely,

                                                          /s/ Kim McManus

                                                          Kim McManus
                                                          Senior Attorney
                                                          Office of Real Estate
and
                                                          Commodities

cc:     Edward J. Schneidman, Esq.
        Kirkland & Ellis LLP